FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:                      “Syngenta acquires leading Italian durum wheat seed company”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contact:
Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521

Tel:	+41 61 323 23 23	Paul Minehart		Lars Oestergaard
Fax:	+41 61 323 24 24	USA	+1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, April 7, 2014

Syngenta acquires leading Italian durum wheat seed company

•	Access to expertise, facilities and prime varieties grown on 330,000 hectares
•	Expansion of established PSB brand supported by Syngenta’s global presence
•	Accelerated innovation in durum wheat breeding and production for pasta

Syngenta announced today that it has acquired Società Produttori Sementi (PSB), one of Italy’s oldest seed companies and a leader in durum wheat breeding and production for pasta.

PSB was established in the province of Bologna in 1911, and its durum wheat varieties are grown on more than 330,000 hectares. In addition to its headquarters and a 430-hectare farm, PSB has breeding programs in other crops such as common wheat and alfalfa.

Syngenta will preserve the century-old PSB brand and know-how, which will continue to be synonymous with top-quality Italian durum wheat production. This will enable growers in Italy and in other countries to meet increasing demand for pasta – a global market valued at $16 billion.

Syngenta Chief Operating Officer, John Atkin, said: “PSB combines the quality, tradition and innovation which are the hallmarks of the ‘Made in Italy’ brand. Its unrivalled durum wheat breeding expertise and its links to the food industry will be complemented by Syngenta’s leading-edge cereals R&D and global presence. Together we will accelerate innovation in high-quality durum wheat production, helping more growers prosper in the competitive Italian market as well as supporting international expansion.”

The two companies also share a strong commitment to sustainable agriculture demonstrated by PSB’s “From Seed to Pasta” initiative, which complements Syngenta’s recently launched The Good Growth Plan.

Financial details of the deal were not disclosed.

Syngenta – April 7, 2014 / Page 1 of 2

Syngenta is one of the world's leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – April 7, 2014 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 7, 2014	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration